# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: GOGO INC., CIK 0001537054
CUSIP: 38046C109
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 105 EDGEVIEW DR., SUITE 300, BROOMFIELD, Colorado (CO), 80021
Date of event which requires filing of this statement: 05/22/2025
Filed by CIK 0001823992
Persons authorized to receive notices and communications: Jeffrey S. Wright, 300 N. LaSalle Street, Suite 5600, Chicago, Illinois (IL), 60654, 312-382-2200; Eli Hunt, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000; Ryan Bekkerus, Simpson Thacher & Bartlett LLP, 425 Lexington Avenue, New York, New York (NY), 10017, 212-455-2000

## Reporting persons
- Silver (Equity) Holdings, LP (CIK 0001823992): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 4,174,482; sole dispositive power 0; shared dispositive power 4,174,482; aggregate amount beneficially owned 4,174,482 (3.2% of the class)
- Silver (XII) Holdings, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 19,064,529; sole dispositive power 0; shared dispositive power 19,064,529; aggregate amount beneficially owned 19,064,529 (14.4% of the class)
- GTCR Partners XII/A&C LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,239,011; sole dispositive power 0; shared dispositive power 23,239,011; aggregate amount beneficially owned 23,239,011 (17.6% of the class)
- GTCR Investment XII LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 23,239,011; sole dispositive power 0; shared dispositive power 23,239,011; aggregate amount beneficially owned 23,239,011 (17.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: GOGO INC.
Address of issuer's principal executive offices: 105 EDGEVIEW DR., SUITE 300, BROOMFIELD, Colorado (CO), 80021
Comment: This Amendment No. 3 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "SEC") on September 14, 2020, as amended by Amendment No. 1 to the Schedule 13D filed on April 1, 2021 and Amendment No. 2 to the Schedule 13D filed on April 13, 2021 (as so amended, the "Schedule 13D") relating to the common stock, par value $0.0001 per share (the "Common Stock") of Gogo Inc., a Delaware corporation (the "Issuer"). Except as set forth herein, the Schedule 13D is unmodified and remains in full force and effect. Capitalized terms used but not defined herein have the meanings ascribed to such term in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and restated as follows:

The information concerning the executive officers and directors of Investment XII is set forth on the amended and restated Schedule A attached hereto as Exhibit 99.1 and is incorporated by reference in this amended Item 2. On October 21, 2024, Silver (XII) Holdings, LLC was converted to a Delaware limited partnership, Silver (XII) Holdings, LP ("Silver XII Holdings"), of which GTCR Partners XII/A&C LP, serves as its general partner.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3 and 6 is incorporated by reference in its entirety into this Item 5.

The following information is as of the date hereof and is based on 132,263,584 shares of Common Stock outstanding as of May 2, 2025, as disclosed by the Issuer in the Quarterly Report on Form 10-Q filed on May 9, 2025.

As of the date of this Schedule 13D, Silver Equity directly beneficially owns 4,174,482 shares of Common Stock, or approximately 3.2% of the Common Stock outstanding, and Silver XII Holdings directly beneficially owns 19,064,529 shares of Common Stock, or approximately, 14.4% of the Common Stock outstanding. Collectively, as of the date of this Schedule 13D, the Reporting Persons beneficially own an aggregate of 23,239,011 shares of Common Stock, or 17.6% of the Common Stock outstanding.

Partners XII/A&C, solely in its capacity as the sole general partner of Silver Equity and the manager of Silver XII Holdings, may be deemed to possess indirect beneficial ownership of the 23,239,011 shares of Common Stock directly owned by them, or approximately 17.6% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Partners XII/A&C shall not be construed as an admission that Partners XII/A&C is, for the purpose of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of such shares.

Investment XII, solely in its capacity as the sole general partner of Partners XII/A&C, may be deemed to possess indirect beneficial ownership of the 23,239,011 shares of Common Stock directly owned by Silver Equity and Silver XII Holdings, or approximately 17.6% of the Common Stock outstanding as of the date of this Schedule 13D. The filing of this Schedule 13D by Investment XII shall not be construed as an admission that Investment XII is, for the purpose of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of such shares.
Number of shares as to which each person has sole or shared power to vote or dispose: For each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.
Transactions in the class effected during the past sixty days: On May 22, 2025, Silver Equity sold 8,500,000 shares of Common Stock in a block sale at a price of $11.00 per share pursuant to Rule 144 under the Securities Act of 1933, as amended. Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons or, to the best knowledge of such persons, the persons named in Schedule A, has effected any transactions in the Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by the following:

Mark Anderson, an employee of GTCR LLC, serves as a member of the board of directors of the Issuer (the "Board") as a Class III director. Directors affiliated with the Reporting Persons are entitled to earn director compensation pursuant to the Issuer's standard director compensation arrangements, which compensation, pursuant to the policies of certain GTCR-affiliated entities, is held on behalf of and for the benefit of the GTCR-affiliated entities. As of the date hereof, Mr. Anderson directly holds 80,759 deferred share units, each representing the contingent right to receive one share of Common Stock, 6,960 of which were granted on March 31, 2025 and are scheduled to vest on March 31, 2026, subject to continued service through such date. The deferred share units will be settled in shares of Common Stock following Mr. Anderson's termination of service on the Board.

Pursuant to GTCR's policies with respect to director compensation, upon the sale of these securities, the proceeds from each sale will be expected to be remitted to GTCR-affiliated entities. The beneficial ownership numbers reported herein do not include any securities awarded as director compensation and the Reporting Persons disclaim beneficial ownership over such securities.

The Reporting Persons and their affiliates no longer hold the Senior Secured Notes previously reported.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by the following:

Exhibit 99.1 Schedule A information concerning the executive officers and directors of GTCR Investment XII LLC.

## Signatures
- Silver (Equity) Holdings, LP: /s/ Jeffrey S. Wright, By: GTCR Partners XII/A&C LP, its GP, By: GTCR Investment XII LLC, its GP, By: /s/ Jeffrey S. Wright, Chief Legal Officer (05/27/2025)
- Silver (XII) Holdings, LP: /s/ Jeffrey S. Wright, By: GTCR Partners XII/A&C LP, its GP, By: GTCR Investment XII LLC, its GP, By: /s/ Jeffrey S. Wright, Chief Legal Officer (05/27/2025)
- GTCR Partners XII/A&C LP: /s/ Jeffrey S. Wright, By: GTCR Investment XII LLC, its GP, By: /s/ Jeffrey S. Wright, Chief Legal Officer (05/27/2025)
- GTCR Investment XII LLC: /s/ Jeffrey S. Wright, Jeffrey S. Wright, Chief Legal Officer (05/27/2025)